Exhibit 2

ESCROW FUNDS LOAN AGREEMENT

THIS ESCROW FUNDS LOAN AGREEMENT (this “Agreement”) is made and entered as of March 2, 2012 by and between OEP CHME Holdings, LLC, a Delaware limited liability company (“OEP”) and China Medicine Corporation, a Nevada corporation (the “CHME”).

RECITAL

WHEREAS, CHME and OEP have established an escrow account (the “Escrow Account”) pursuant to a certain escrow agreement (the “Hong Kong Escrow Agreement”) dated as of May 16, 2011, by and among OEP, CHME, and the Hong Kong branch of JPMorgan Chase Bank, N.A. (the “Escrow Agent”);

WHEREAS, CHME has requested that OEP consent to lend the Renminbi equivalent of US$2,000,000 (the “Loan”) (as calculated by using the exchange rate adopted by the Escrow Agent on the date of the provision of the Loan) to CHME from the Escrow Account for the purposes of paying its certain expenses; and

WHEREAS, OEP is willing to consent to the provision of the Loan from the Escrow Account to CHME on the condition that the provision of such funds will not trigger any automatic conversion of any Redeemable Convertible Preferred Shares and that CHME agrees to repay the Loan by depositing the equivalent of the Loan back to an escrow account within the time period set forth herein.

NOW, THEREFORE, in consideration of the premises and the mutual covenants set forth in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.     The Loan

1.1.           Provision of the Loan. Subject to the terms and conditions of this Agreement, OEP and CHME shall give a written instruction along with other necessary documents to the Escrow Agent to provide the Loan from the Escrow Account to a Hong Kong bank account of CHME, as designated in writing by CHME in advance.

1.2.           Conditions for the Loan. The obligation of OEP to give consent to the Loan pursuant to Section 1.1 of this Agreement is subject to the condition that CHME presents to OEP a copy of duly executed unanimous resolution or written consent by the board of directors of CHME, (a) approving, among others, the due execution and delivery of this Agreement by CHME and the provision of the Loan from the Escrow Account and (b) resolving that the provision of the Loan from the Escrow Account pursuant to Section 1.1 of this Agreement shall not be considered a disbursement of funds under Section 6(b) of the CHME’s Certificate of Designation, Rights and Preferences Redeemable Convertible Preferred Stock, and shall not therefore trigger any automatic conversion of any Redeemable Convertible Preferred Shares thereunder.

2.     Covenants

2.1.           Repayment of the Loan. No later than ninety (90) days from the date hereof, CHME shall repay the Loan by depositing US$2,000,000 (or the equivalent of such amount in another currency agreed to in writing by OEP) in the Escrow Account or by depositing such funds in another escrow account in Hong Kong or the People’s Republic of China (“PRC”) or elsewhere agreed to in writing by OEP that is subject to substantially the same terms and conditions of the Hong Kong Escrow Agreement.

       2.2.           Necessary Actions. CHME shall take all necessary actions to obtain the requisite approvals and consents, complete all filings, registrations and other procedures and make all necessary payments for taxes and duties, if any, to any relevant government authorities for the provision, use and repayment of the Loan, and shall take all necessary actions to ensure the provision of Loan from the Escrow Account pursuant to Section 1.1 of this Agreement will not trigger any automatic conversion of any Redeemable Convertible Preferred Shares.

       2.3.           Further Assurance. Without prejudice to any rights OEP has under this Agreement, OEP may require that CHME cause and CHME shall cause any of CHME’s PRC subsidiaries to (a) declare and pay such amount of dividends to CHIME so that, after all taxation and duty payable on such dividends, CHME shall have sufficient funds to deposit the monies pursuant to Section 2.1 of this Agreement, and (b) obtain all necessary consents and approvals from CHME, its PRC subsidiaries and relevant PRC government authorities for the declaration and payment of such dividends to CHME. Upon receipt of such funds, CHME shall forthwith deposit such funds pursuant to Section 2.1 of this Agreement.

      2.4. Use of Funds. The Loan shall only be used by CHME for the purposes of paying accrued expenses relating to certain accounting, legal and consulting services rendered to it by third party service providers.

  3.     Event of Default

      3.1.           Events of Default. Any of the following events shall constitute an event of default (an “Event of Default”) under this Agreement: (a) any failure by CHME to perform or observe any obligations, terms, covenants, agreements or promises under this Agreement, including the covenants in Section 2 of this Agreement, (b) any suspension of business, winding-up, dissolution, liquidation or insolvency of CHME or any resolution passed in connection therewith , or (c) CHME ceases to conduct its business, or ceases to pay any of its debts as they fall due.

      3.2.           Rights upon Default. Without prejudice to any rights OEP has under this Agreement, upon the occurrence of an Event of Default, OEP shall have the right forthwith, at its election, to exercise any and all rights and remedies available to it at law or in equity or under this Agreement.

4.     Miscellaneous

4.1.           Applicable Law. This Agreement and any other instruments and documents contemplated hereunder shall be interpreted, construed, applied and enforced in accordance with the laws of the State of New York without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the laws of another jurisdiction.

4.2.           Waiver of Rights. Neither any failure nor any delay on the part of OEP in exercising any right, power, or privilege under this Agreement shall operate as a waiver thereof, nor shall a single or partial exercise thereof preclude any other or further exercise or the exercise of any other right, power or privilege.

4.3.           Severability. In case any one or more of the provisions contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby and this Agreement shall thereupon be reformed and construed and enforced to the maximum extent permitted by law.

IN WITNESS WHEREOF, the parties hereto have executed this Escrow Agreement as of the date set forth above.

OEP CHME Holdings, LLP [duly authorized for and on behalf of OEP CHME Holdings, LLP]

By: One Equity Partners III, L.P., its Manager

By: OEP General Partner III, L.P., its General Partner

By: OEP Parent LLC, its General Partner

By:
Name: Bradley J. Coppens
Title: Managing Director

China Medicine Corporation [duly authorized for and on behalf of China Medicine Corporation]

Signature:	/s/ Yang Senshan

Name:	Yang Senshan

IN WITNESS WHEREOF, the parties hereto have executed this Escrow Agreement as of the date set forth above.

OEP CHME Holdings, LLP [duly authorized for and on behalf of OEP CHME Holdings, LLP]

By: One Equity Partners III, L.P., its Manager

By: OEP General Partner III, L.P., its General Partner

By: OEP Parent LLC, its General Partner

By:	/s/ Bradley J. Coppens
Name: Bradley J. Coppens
Title: Managing Director

China Medicine Corporation [duly authorized for and on behalf of China Medicine Corporation]

Signature:

Name:	Yang Senshan